UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HEAT BIOLOGICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share

(Title of Class of Securities)

42237K 102

(CUSIP Number)

Edward B. Smith, III

c/o Aristar Capital Management, LLC

1120 Avenue of the Americas

Suite 1514

New York, NY  10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 102                                              13D                                              Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 697,303
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.63%
14		TYPE OF REPORTING PERSON IA, OO

CUSIP No. 42237K 102                                              13D                                              Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Heat, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 697,303
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.63%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 42237K 102                                              13D                                              Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Capital Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 697,303
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.63%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 42237K 102                                              13D                                              Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward B. Smith, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 57,251*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 57,251*
WITH	10	SHARED DISPOSITIVE POWER 697,303*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,554*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.84%
14		TYPE OF REPORTING PERSON IN, HC

———————

*

Based upon information obtained from an amended Schedule 13D filed by the Chief Executive Officer of Heat Biologics, Inc. (the “Issuer”) on February 9, 2017, there were 26,513,464 shares of common stock, par value $0.0002 per share (the “Common Shares”), of the Issuer outstanding as of February 1, 2017.  As of the filing date of this Amendment No. 2, Aristar Ventures III, LLC (“Aristar Ventures III”) holds 697,303 Common Shares, which were issued upon conversion of Preferred Stock upon consummation of the Issuer’s initial public offering.  Edward B. Smith, III is the managing member of Aristar Capital Management GP, LLC, which is the managing member of Aristar Heat, LLC.  Aristar Heat, LLC is the managing member of Aristar Ventures III.  Mr. Smith is also the managing member of Aristar Capital Management, LLC, which is the investment manager of Aristar Ventures III.  Mr. Smith is deemed to beneficially own the shares held by such entities in his role as managing member and his control over the voting and disposition of any shares held by Aristar Ventures III. Mr. Smith has been issued options exercisable for 147,251 shares of common stock, of which 57,251 shares are vested and exercisable within 60 days of the date of this Amendment No. 2, and for which he has sole control over the voting and disposition of and are included in the beneficial ownership of Mr. Smith.

CUSIP No. 42237K 102                                              13D                                              Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristar Ventures III, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		✓

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 697,303
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.63%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 42237K 102                                              13D                                              Page 7 of 10 Pages

Item 1.

Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D, dated July 29, 2013 (the “Original 13D”) and Amendment No. 1 to the Original 13D (“Amendment No. 1”), dated January 1, 2015 filed by Edward B. Smith, III, Aristar Capital Management, LLC (“Aristar Capital”), Aristar Heat, LLC (“Aristar Heat”), Aristar Capital Management GP, LLC (“Aristar GP”), and Aristar Ventures III, LLC (“Aristar Ventures III”).  Mr. Smith, Aristar Capital, Aristar Heat, Aristar GP and Aristar Ventures III are collectively referred to as the “Reporting Persons.” Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D and Amendment No. 1.

The class of equity securities to which this Amendment No. 2 relates is the common stock, par value $0.0002 per share (the “Common Shares”), of Heat Biologics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 801 Capitola Drive, Durham, North Carolina 27713.

Item 2.

Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a), (f)

This Amendment No. 2 is being filed to report that none of: (i) Mr. Edward B. Smith, III, a United States citizen, (ii) Aristar Capital, a Delaware limited liability company, (iii) Aristar Heat, a Delaware limited liability company, (iv) Aristar GP, a Delaware limited liability company that serves as the managing member of Aristar Heat and (v) Aristar Ventures III, a Delaware limited liability company, beneficially owns more than 5% of the outstanding Common Shares of the Issuer.

(b)

The principal business address for Mr. Smith, Aristar Capital, Aristar Heat, Aristar GP, and Aristar Ventures III is c/o Aristar Capital Management, LLC, 1120 Avenue of the Americas, Suite 1514, New York, New York 10036.

(c)

Mr. Smith is the managing member of Aristar Capital, an investment management firm that serves as the investment manager of Aristar Ventures III.  Mr. Smith is also the managing member of Aristar GP, which is the managing member of Aristar Heat.  Aristar Heat is the managing member of Aristar Ventures III.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

The funds for the purchase of the Common Shares by Aristar Capital, which are held in the account of Aristar Ventures III, came from the working capital of Aristar Ventures III over which Mr. Smith, through his role at Aristar Capital, exercises investment discretion.  No borrowed funds were used to purchase the Common Shares from the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.

CUSIP No. 42237K 102                                              13D                                              Page 8 of 10 Pages

In addition, as of the date of this Amendment No. 2, Mr. Smith was granted options exercisable for 147,251 Common Shares, of which 57,251 shares are vested and exercisable within 60 days of the date of this Amendment No. 2 as consideration for Mr. Smith’s service as a member of the Board of Directors of the Issuer.

Item 4.

Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons’ investment activities.  The Reporting Persons anticipate purchasing additional securities of the Issuer.

Item 5.

Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, the aggregate number and percentage of Common Shares deemed beneficially owned by the Reporting Persons (based on 26,513,464 Common Shares outstanding as of February 1, 2017) are as follows:

(a)	Common Shares deemed beneficially owned:	Percent of class of Common Shares:
	(i) Mr. Smith: 754,554*	2.84%
	(ii) Aristar Capital: 697,303*	2.63%
	(iii) Aristar Heat: 697,303*	2.63%
	(iv) Aristar GP: 697,303*	2.63%
	(v) Aristar Ventures III: 697,303*	2.63%

(b)	Number of Common Shares as to which Mr. Smith has:
	(i) Sole power to vote or to direct the vote: 57,251*
	(ii) Shared power to vote or to direct the vote: 697,303*
	(iii) Sole power to dispose or to direct the disposition of: 57,251*
	(iv) Shared power to dispose or to direct the disposition of: 697,303*

	Number of Common Shares as to which Aristar Capital has:
	(i) Sole power to vote or to direct the vote: 0*
	(ii) Shared power to vote or to direct the vote: 697,303*
	(iii) Sole power to dispose or to direct the disposition of: 0*
	(iv) Shared power to dispose or to direct the disposition of: 697,303*

	Number of Common Shares as to which Aristar Heat has:
	(i) Sole power to vote or to direct the vote: 0*
	(ii) Shared power to vote or to direct the vote: 697,303*
	(iii) Sole power to dispose or to direct the disposition of: 0*
	(iv) Shared power to dispose or to direct the disposition of: 697,303*

	Number of Common Shares as to which Aristar GP has:
	(i) Sole power to vote or to direct the vote: 0*
	(ii) Shared power to vote or to direct the vote: 697,303*
	(iii) Sole power to dispose or to direct the disposition of: 0*
	(iv) Shared power to dispose or to direct the disposition of: 697,303*

	Number of Common Shares as to which Aristar Ventures III has:
	(i) Sole power to vote or to direct the vote: 0*
	(ii) Shared power to vote or to direct the vote: 697,303*
	(iii) Sole power to dispose or to direct the disposition of: 0*
	(iv) Shared power to dispose or to direct the disposition of: 697,303*

CUSIP No. 42237K 102                                              13D                                              Page 9 of 10 Pages

———————

*

Based on 26,513,464 Common Shares outstanding as of February 1, 2017.  As of the filing date of this Amendment No. 2, Aristar Ventures III holds 697,303 Common Shares, which were issued upon conversion of Preferred Stock upon consummation of the Issuer's initial public offering.  Mr. Smith is the managing member of Aristar Capital Management GP, LLC, which is the managing member of Aristar Heat, LLC.  Aristar Heat, LLC is the managing member of Aristar Ventures III.  Mr. Smith is also the managing member of Aristar Capital Management, LLC, which is the investment manager of Aristar Ventures III.  Mr. Smith is deemed to beneficially own the shares held by such entities in his role as managing member and his control over the voting and disposition of any shares held by Aristar Ventures III. Mr. Smith has been issued options exercisable for 147,251 shares of common stock, of which 57,251 shares are vested and exercisable within 60 days of the date of this Amendment No. 2, and for which he has sole control over the voting and disposition of and are included in the beneficial ownership of Mr. Smith.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

Item 7.

Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A:	Joint Filing Agreement

CUSIP No. 42237K 102                                              13D                                              Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III,
Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III,
Managing Member

Aristar Heat, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith III,
Managing Member

Aristar Ventures III, LLC

By:	Aristar Heat, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith III,
Managing Member of the Managing Member

Exhibit A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 14th day of February, 2017, among Edward B. Smith, III, Aristar Capital Management, LLC, a Delaware limited liability company, Aristar Capital Management GP, LLC, a Delaware limited liability company, Aristar Heat, LLC, a Delaware limited liability company, and Aristar Ventures III, LLC, Delaware limited liability company (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.

Amendment No. 2 to Schedule 13D with respect to the Common Stock, par value $0.0002 per share, of Heat Biologics, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.

Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III,
Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III,
Managing Member

Aristar Heat, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith III,
Managing Member

Aristar Ventures III, LLC

By:	Aristar Heat, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith III,
Managing Member of the Managing Member